UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

       ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: FISHMO LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Texas

Date of organization: July 28, 2022

Physical address of Issuer: 5215 Meadow Crest D. Dallas, TX 75229

Website of Issuer: https://fishmo.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed between Issuer and Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management, LLC

Type of security offered: Profit-Sharing

Target number of securities to be offered: 124,000

Price: $1.00

Target offering amount: $124,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on a first-come, first-serve basis

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

FISHMO LLC

Signed by:

By ______________________________

1B27CF9BD3454EE...

Pete Sommerfeldt

COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

(Sign)______________________________

1B27CF9BD3454EE...

Pete Sommerfeldt

COO

(Date)3/20/2025

	Most recent fiscal year-end (2024)	Most recent fiscal year-end (2023)
Total Assets	$	$
Cash & Cash Equivalents	$	$
Accounts Receivable	$	$
Total Liabilities	$	$
Revenues/Sales	$	$
Cost of Goods Sold	$	$
Taxes Paid	$	$
Net Income	$	$

Current number of employees

2

March 21, 2025

FORM C

FISHMO LLC

(a Texas limited liability company)

Up to $5,000,000.00

Profit-Sharing

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	FISHMO LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Texas
Date Company Was Formed (from the Company's Certificate of Organization)	July 28, 2022
Kind of Entity (Check One)	Limited Liability Company
Street Address	5215 Meadow Crest D. Dallas, TX 75229
Website Address	https://fishmo.com/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Sharon Morrison
All positions with the Company and How Long for Each Position	CEO How Long: 3 years
Business Experience During Last Three Years (Brief Description)	Sharon Morrison is Managing Principal over Texas, directly involved with Cresa's vision, growth and strategy for the region. With over three decades of experience, Sharon has developed strategic real estate solutions for global brands on a regional, national and international basis with expertise in complex lease & sales negotiations, site selection, build-to-suits and portfolio management.
Principal Occupation During Last Three Years	Managing Principal
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

Name	Pete Sommerfeldt
All positions with the Company and How Long for Each Position	COO How Long: Since Inception

Business Experience During Last Three Years (Brief Description)	Promoting company including distributing clothing and popular FISHMO promotional products
Principal Occupation During Last Three Years	FISHMO operations and promotions
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name
Sharon Morrison (80%)
Pete Sommerfeldt (20%)

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

FISHMO LLC is an apparel and lifestyle brand with a message of resilience and growth. FISHMO's mission is to encourage those who live with mental illness. We offer a distinctive range of apparel and accessories designed to resonate with individuals who embrace resilience and humor in the face of life's challenges. Our products include high-quality t-shirts, hoodies, beanies, long-sleeve fishing shirts, and camouflage shorts, all featuring the bold FISHMO logo—a striking combination of block letters and an iconic fish symbol.

This logo is more than a design; it embodies the brand's empowering mantra: "Face It. Shit Happens. Move On." Each item is crafted to ensure comfort, durability, and style, appealing to customers who appreciate outdoor gear, casual wear, and meaningful branding. With a focus on e-commerce, we leverage social media to drive sales while maintaining a streamlined operational model. Our goal is to establish a strong brand presence, foster customer loyalty, and scale operations efficiently.

Customers often receive free stickers and branded post it notes with their purchases, encouraging them to share the brand's message and inspire others to adopt the FISHMO mindset. This approach not only enhances customer satisfaction but also creates a network of brand ambassadors who actively promote FISHMO.

We operate primarily through an e-commerce platform hosted on Shopify, ensuring convenient and seamless shopping experiences for customers. Our products are competitively priced, making them accessible while maintaining strong profit margins. Our commitment to high-quality design and production is supported by our partnerships with United Apparel for manufacturing and Upper Ship in New Jersey for order fulfillment. This ensures that every customer receives their purchases promptly and in excellent condition.

To fully unlock FISHMO's growth potential, we are seeking $500,000 in working capital to scale our operations, expand our product line, and strengthen our brand presence. This funding will be strategically allocated across key areas, including inventory acquisition, marketing initiatives, and a complete revamp of our Shopify-powered website. A critical component of our growth strategy is hiring a dedicated Brand Manager with an $85,000 annual budget to lead brand development and marketing efforts. Additionally, we are partnering with United Apparel in Belcamp, MD, to produce high-quality apparel, including t-shirts, long-sleeve "stretchy" shirts, lightweight hoodies, rain jackets, baseball-style hats, and backpacks. With a total production cost of $50,000, we anticipate gross sales of $102,250 and a projected gross profit of $52,250 within the first three months.

To amplify our digital presence and drive sales, we will engage *The Thrive Agency*, a marketing firm specializing in digital strategies, with a $10,000 monthly budget dedicated to targeted campaigns and brand positioning. Simultaneously, we are investing in a complete website and social media overhaul to ensure brand consistency across all platforms. Our marketing strategy includes producing high-quality content featuring models showcasing FISHMO products and leveraging platforms such as YouTube, Facebook, Instagram, and TikTok to engage a broader audience.

To maximize exposure, FISHMO's founder, Pete, will appear on *Legacy Makers*, a TV show and podcast streamed on Roku, Amazon Prime, YouTube TV, and other platforms. This $25,000 investment will provide national and international visibility, driving traffic to our website and increasing sales. Additionally, our financial strategy includes a structured plan to repay an initial $125,000 investment, allowing Pete to secure full ownership of FISHMO. This comprehensive funding initiative is designed to position FISHMO as a leading lifestyle brand while reinforcing our commitment to supporting mental health awareness. We invite investors to join us in this exciting growth phase, helping us scale operations and make a lasting impact in the industry.

About the Company Strategy

FISHMO plans to generate revenue through the sale of its apparel and accessories, leveraging a combination of strategic marketing and funding initiatives. Our initial sales strategy will focus on direct-to-consumer e-commerce, with plans to expand into retail partnerships with stores such as Dick's Sporting Goods, Urban Outfitters, and local surf shops once the online presence gains traction. Our partnerships with United Apparel for manufacturing and Upper Ship in New Jersey for fulfillment ensure efficient operations and scalability. We have a proven demand for our products, a strong grassroots foundation, and a compelling story, FISHMO is positioned to become a disruptive force in the apparel and lifestyle market. The company aims to cover its expenses by achieving monthly sales of $36,333, maintaining a 50% profit margin, and managing fixed costs of $218,000 annually.

We will establish strategic partnerships with United Apparel for high-quality manufacturing and Upper Ship in New Jersey for seamless order fulfillment and inventory management. By working with United Apparel, we ensure consistent product quality, reliable production timelines, and the ability to scale as demand increases. Upper Ship will handle warehousing, packaging, and shipping, allowing us to efficiently manage inventory levels and fulfill orders promptly. This integrated approach will enhance our operational efficiency, reduce logistical challenges, and support our long-term growth strategy as we expand our market reach.

Revenue Streams:

- Direct-to-consumer sales from the Shopify website.
- Wholesale revenue from retail partnerships.
- Branded merchandise sales at events and trade shows.
- Potential licensing opportunities for the FISHMO logo on other products.
- Revenue from future YouTube content monetization
- Other sources as determined by management

To support this revenue goal, FISHMO is actively seeking at least $500,000 in funding to acquire inventory and invest in advertising. The company plans to place targeted ads on social media platforms to drive online sales and brand awareness. Additionally, FISHMO will enhance its digital presence, collaborate with marketing agencies, and leverage media opportunities, such as TV appearances and podcasts, to expand its reach and increase customer engagement.

At FISHMO LLC, we recognize that every decision we make and how we engage with key stakeholders directly impact not only our organization but also the communities we serve. With a deep commitment to sustainability and social responsibility, we are dedicated to ensuring that our efforts today do not compromise the ability of future generations to thrive. Our Corporate Social Responsibility (CSR) strategy is designed to foster long-term sustainability by aligning our business operations with initiatives that create meaningful, lasting change.

We believe that the communities in which we operate should directly benefit from our presence. As part of our inclusive approach, we actively encourage our employees to participate in community-driven initiatives that align with our CSR pillars and organizational goals. Currently, we are proud to partner with the National Alliance on Mental Illness (NAMI), reinforcing our commitment to mental health awareness and support. By integrating responsible business practices with community engagement, FISHMO is not just building a brand—we are creating a movement that uplifts lives and ensures a positive, lasting impact.

See further details about our Company in **Exhibit C: Operating Agreement**.

About the Founder & CEO

FISHMO LLC is led by founder and visionary **Pete Sommerfeldt**, whose personal journey and entrepreneurial spirit have shaped the brand's unique identity. Pete, a veteran of the United States Coast Guard, served from 1990 to 1997, where he honed values of trustworthiness, reliability, and teamwork. His experience in high-stakes environments equipped him with the situational awareness and attention to detail necessary to navigate complex challenges.

The inception of FISHMO stemmed from Pete's discovery of the acronym FISHMO and his realization of its universal relatability and power to inspire resilience. Despite facing significant personal challenges, including six years of incarceration during which he continued to promote the brand, Pete's dedication to building FISHMO never wavered.

His story of overcoming adversity is deeply woven into the fabric of the brand, resonating with customers and creating a strong emotional connection. Since his release in 2024, Pete has focused on assembling a dedicated team, revamping the brand, and preparing for its expansion into a global market.

Supporting Pete is a small but focused team that plays a critical role in the company's operations and growth. Chrissy Brink works closely with Pete as his assistant, contributing to business planning and investor relations. Her organizational skills and commitment ensure the company's strategic initiatives stay on track. Kevin Gallagher, based in Fairfax, Virginia, is tasked with outreach to retail stores, setting appointments, and initiating conversations about stocking FISHMO products. His efforts are complemented by Tom Myers who follows up with these retail leads, actively working to secure partnerships with small beach, surf, and skate stores to place FISHMO's inventory on their shelves.

The company also benefits from the guidance of Ryan Del Gallo, a Master Accredited Business Consultant and Senior Veteran Business Specialist, who advises FISHMO on obtaining investment and navigating the complexities of scaling a lifestyle brand. Ryan's expertise ensures that FISHMO's business strategy is robust and aligned with industry best practices.

This team combines a mix of operational expertise, creative vision, and strategic thinking to propel FISHMO toward its goal of becoming a global lifestyle brand. The management's shared commitment to the brand's core values and message of resilience, humor, and empowerment forms the foundation of FISHMO's success.

Sharon Morrison is Managing Principal over Texas, directly involved with Cresa's vision, growth and strategy for the region. With over three decades of experience, Sharon has developed strategic real estate solutions for global brands on a regional, national and international basis with expertise in complex lease & sales negotiations, site selection, build-to-suits and portfolio management. Sharon began her CRE career at The Staubach Company, where she helped launch an industrial focus and build it into a national practice. She repeated the effort at Transwestern for both office and industrial. In 2013, Sharon founded leading tenant representation firm, esrp, where she served as CEO. ESRP merged with Cresa and continues to fulfill a mutual focus of conflict-free tenant advisory services.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $5,000,000.00.

We will not complete the Reg CF Offering unless we have raised a total of at least $124,000 (minimum goal) by December 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on December 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital LLC, a licensed funding portal.

About the Market

The online apparel market is a highly competitive and rapidly growing industry, driven by consumer demand for convenience, variety, and brand identity. FISHMO targets the 18-50 age group, a broad demographic that includes both casual and performance-focused consumers. FISHMO appeals particularly to outdoor enthusiasts, including those who enjoy fishing, camping, hiking, and similar activities. This segment is attracted to the durability and functionality of FISHMO's apparel and accessories, such as fishing shirts and camo shorts, which align with their active lifestyles. The market is dominated by established brands like Huk, Salt Life, and Under Armor, which specialize in activewear and lifestyle apparel, particularly for outdoor and sports enthusiasts. These competitors leverage strong brand recognition, extensive distribution networks, and aggressive digital marketing strategies.

The global custom t-shirt printing market size was valued at USD 3.9 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 9.9% from 2022 to 2030. Custom-designed t-shirts are increasingly being used by companies as a modern branding strategy to brand their company, products, or offerings. This technique is used by companies, especially start-ups, to increase their brand visibility and grab the attention of their prospective customers. Therefore, the growing use of customized t-shirts as a branding tool is expected to be a major contributor to market growth over the forecast period.

Key market trends include:

- E-commerce Growth: The shift toward online shopping continues to expand, with digital-first brands gaining traction.
- Performance & Lifestyle Apparel Demand: Consumers seek high-quality, stylish, and functional clothing for outdoor activities.
- Brand Loyalty & Community Engagement: Successful brands build strong customer followings through social media and influencer marketing.

To compete effectively, FISHMO will focus on brand differentiation, direct-to-consumer sales, and targeted digital marketing to capture a share of this growing market."

About the Finances

FISHMO LLC is seeking $500,000 in funding to scale operations and accelerate growth. The investment will be used to enhance inventory, branding, marketing, e-commerce expansion, social media engagement, and community outreach. To reach profitability, FISHMO needs to generate $36,333 in monthly sales, backed by a 50% profit margin and fixed annual costs of $218,000. The company is committed to delivering strong investor returns, with plans to repay investors by Year 3 and an anticipated equity valuation exceeding $2 million by Year 5. This is an opportunity to be part of FISHMO's expansion and success in the market.

Investor Return

We are offering profit-sharing (the "Units") as part of this investment opportunity. Each Unit entitles investors to a 20% share of the net profits generated by the project.

The price per Unit is based on the total capital required and projected revenue streams. We anticipate returning investors' capital within 36 months following the offering deadline.

Investor Perks

As a token of our appreciation, investors will receive the following rewards:

- $500+ – Branded T-shirt + 3 stickers
- $5,000+ – Premium Hoodie + 3 stickers
- $10,000+ – High-Performance Foul Weather Jacket + 3 stickers

This is more than an investment—it's an opportunity to be part of something impactful.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 2 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $124,000

Offering Deadline   December 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000.00
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate.

	___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $124,000 and a maximum of $5,000,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Inventory Acquisition			60%	3,000,000
Marketing Campaigns			30%	1,500,000
Website Revamp			3%	125,000
Stakeholder Buyout	100%	124,000	3%	125,000
Miscellaneous/Contingency			5%	250,000
Total	**100.00%**	**$124,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs change as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment canceled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change

that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering securities in the form of profit-sharing (the "Units"). Each Unit represents a twenty (20%) percent interest in the net profits generated by the project. The price per Unit is determined based on the total capital required for the project and the anticipated revenue streams.

If you purchase **500 Units at $1 per Unit**, you will invest **$500** (minimum investment amount).

We determined the price of the Units as follows:

- We estimated the total funding needed to complete the project.
- We projected the expected revenue and net profits of the project.
- Based on these estimates, we structured a profit-sharing model where investors receive a proportional share of the project's earnings.

Investors will participate in profit distributions based on their ownership percentage, ensuring alignment between investor returns and project success.

§227.201(m) – Terms of the Securities

Overview

The company is offering investors the opportunity to participate in a profit-sharing model based on the inventory sold. Investors will contribute capital, and in return, they will receive a percentage of the company's net profits generated from product sales. The maximum amount available for this offering is $5,000,000.

Profit-Sharing Structure

Investor returns will be based on a fixed twenty (20%) percent of net profits from inventory sales. The company will distribute profits on a quarterly basis, with each investor's share calculated in proportion to their initial investment.

Payments

Investors will receive profit distributions according to the company's financial performance. If the company generates revenue from product sales, a predetermined percentage of the net profit will be allocated to investors.

Risk Considerations

- Payments are contingent on actual sales performance. If sales do not generate sufficient profit, distributions may be reduced or delayed.
- Investors do not hold any secured interest in company assets. In the event of financial distress, payments will be made only after covering operational and other financial obligations.
- There is no guarantee of liquidity; investors should be prepared to hold their profit-sharing interest for the duration of the agreement.

No Voting Rights

Investors will not have voting rights or control over company operations. The company's management team will oversee business strategy and operations to maximize revenue and profitability.

Transferability Restrictions

Investor interests in profit-sharing are subject to transfer restrictions:

- The agreement prohibits transfer without company approval.
- If an investor wishes to sell their interest, the company reserves the first right of refusal.
- There is no established market for resale, limiting liquidity options.
- Transfers within the first year are restricted, except to accredited investors, family members, or in a public offering.

Modification of Terms

Any amendment to the profit-sharing terms must be agreed upon in writing by the company and a majority of investors. The company will notify all investors of any changes, and such modifications will be binding for all participants.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of Limited Liability Company Interests). Some of these additional classes of securities could have rights that are superior to those of the Limited member. For example, the Company could issue Limited Liability Company Interests that are secured by specific property of the Company.

The Person Who Controls the Company

Sharon Morrison is the majority controlling owner of the company.

How the Sponsor's Exercise of Rights Could Affect You

- The Sponsor has full control over the Company and the actions of the Sponsor could affect you in a number of different ways, examples these:
- The Sponsor decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Sponsor sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Sponsor sells the project "too late," you could miss out on a favorable market.
- The Sponsor decides when to make distributions and how much. You might want the Sponsor to distribute more money, but the Sponsor might decide to keep the money in reserve or invest it into the project.
- The Sponsor could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Sponsor could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Sponsor decides on renting the project, including the terms of any lease.
- The Sponsor decides how much of its own time to invest in the project.
- The Sponsor could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Convertible Notes was determined by the Sponsor based on the Sponsor's opinion about the value of the project.

The Sponsor doesn't expect there to be any reason to place a value on the Convertible Notes in the future. If we had to place a value on the Convertible Notes, it would be based on the amount of money the owners of the Convertible Notes would receive if the project were sold.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital LLC as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

Secure Living, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for Secure Living, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

If the indebtedness were listed in the table, it would represent the Company's "material" indebtedness, which is significant relative to the overall value of the Company. In addition to the indebtedness detailed in the table, the Company also has miscellaneous "trade debt," which refers to debt owed to trade creditors such as landlords, lawyers, and accountants.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2024, the company has not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

If we cannot raise money in this Offering, then the Company will review other financing options.

Capital Resources

To date, the company has been financed through contributions from direct owners. Upon concluding the Offering and reaching our minimum funding target, we plan to allocate the proceeds as detailed in Form C under the "Use of Funds" section.

Historical Results of Operations

The Company officially launch operations and has no historical results as of December 31, 2024.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on info@realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit I: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $124,000. You can track our progress in raising money under the Reg CF Offering at Secure Living on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://fishmo.com/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Pete Sommerfeldt was convicted on two counts of first-degree assault. However, due to my mental illness, the court found me Not Criminally Responsible (NCR). I was incarcerated for six years between county jail and the state hospital at Clifton T. Perkins.

§227.201(z) – Testing the Waters Materials

The Company did not engage in Testing the Waters.

Exhibit A   Financial Statements

I, Pete Sommerfeldt, acting in my capacity as COO, certify that:

1. The financial statements of FISHMO LLC included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

FISHMO LLC

By _____

Pete Sommerfeldt
COO

FISHMO LLC
BALANCE SHEET
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
ASSETS		
NON-CURRENT ASSETS	$ -	$ -
CURRENT ASSETS	$ -	$ -
Receivable from Members	$ -	$ -
TOTAL ASSETS	$ -	$ -
MEMBER'S EQUITY AND LIABILITIES		
Member's Equity	$ -	$ -
LIABILITIES		
NON-CURRENT LIABILITIES	$ -	$ -
CURRENT LIABILITIES	$ -	$ -
Loan from Members	$ -	$ -
TOTAL LIABILITIES	$ -	$ -
TOTAL EQUITY AND LIABILITIES	$ -	$ -

FISHMO LLC
STATEMENT OF OPERATIONS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
Revenue	$ -	$ -
Operating Expenses	$ -	$ -
Profit / (Loss) before tax	$ -	$ -

FISHMO LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
Balance as at 31 December 2024		
Add: Contribution Made during the period	$ -	$ -
Add: Profit / (Loss)	$ -	$ -
	$ -	$ -
Less: Distributions during the period	$ -	$ -
Balance as at 31 December 2024	$ -	$ -

FISHMO LLC
STATEMENT OF CASH FLOWS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024	December 31, 2023
	AMOUNT	AMOUNT
CASH FLOWS FROM OPERATING ACTIVITES		
Profit / (Loss) before tax	$ -	$ -
Adjustment for non cash expenses	$ -	$ -
Net cash from / (used in) operating activities	$ -	$ -
CASH FLOWS FROM INVESTING ACTIVITES		
Set up cost	$ -	$ -
Net cash from / (used in) investing activities	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVITES		
Contribution's from Members	$ -	$ -
Loan from Members	$ -	$ -
Net cash from / (used in) financing activities	$ -	$ -
Net Increase in cash and cash equivalents	$ -	$ -
Cash and cash equivalents at the beginning of the period	$ -	$ -
Cash and cash equivalents at the end of the period	$ -	$ -

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Business Risks

Competitive Industry

The apparel and lifestyle industry is highly competitive, with established brands holding significant market share. FISHMO LLC competes with both direct-to-consumer brands and major retailers. There is no guarantee that our brand will achieve widespread adoption or sustain long-term growth.

Changing Consumer Preferences

Fashion trends and consumer preferences change frequently. If our brand does not adapt to market trends or resonate with our target audience, sales could decline, affecting revenue and profitability.

Intellectual Property Risks

Our brand identity and messaging are critical to our success. While we strive to protect our intellectual property, there is a risk of imitation or infringement by competitors, which could dilute our brand value.

Supply Chain Disruptions

We rely on third-party manufacturers, suppliers, and fulfillment centers to produce and distribute our products. Disruptions due to global supply chain issues, material shortages, labor disputes, or other factors could impact our ability to fulfill orders and generate revenue.

Marketing and Brand Awareness

Our ability to scale depends on successful marketing strategies and brand positioning. If our marketing efforts do not generate sufficient customer engagement and sales, our growth projections may not be met.

Negative Public Perception and Brand Reputation

As a brand focused on mental health awareness, we must be mindful of messaging and public perception. Any missteps in marketing, product releases, or partnerships could lead to reputational damage, impacting customer trust and sales.

Financial and Investment Risks

Early-Stage Business

As a growing company, FISHMO LLC is still establishing its market presence. There is no guarantee of profitability, and investors should be prepared for potential losses, including the risk of losing their entire investment.

Reliance on Capital Raising

We may need additional funding beyond this offering to support growth, expand operations, and increase inventory. There is no guarantee that future capital will be available on favorable terms, which could impact business sustainability.

No Assurance of Profitability

While we project revenue growth, profitability depends on factors such as production costs, marketing effectiveness, and operational efficiencies. There is no assurance that we will generate sufficient profits to provide returns to investors.

Limited Liquidity for Investors

There is no established secondary market for the resale of our securities. Investors should be prepared to hold their investment for an extended period, as liquidity options may be limited.

Operational Risks

Dependence on Key Personnel

The success of FISHMO LLC relies on the leadership of its founder and key team members. If any key personnel leave or become unable to perform their duties, it could negatively impact business operations.

E-Commerce Platform Risks

Our business model heavily depends on online sales through our Shopify-powered website. Technical issues, cybersecurity threats, or platform policy changes could impact our ability to generate revenue.

Economic and Market Conditions

Consumer spending on non-essential goods, including apparel, is influenced by economic factors such as inflation, recessions, and unemployment rates. An economic downturn could negatively impact sales.

Legal and Regulatory Risks

Compliance with Advertising and Consumer Protection Laws

As a consumer-facing brand, we must comply with advertising regulations and consumer protection laws. Any violations, even unintentionally, could lead to fines, legal action, or reputational harm.

Product Liability Risks

While we prioritize quality control, there is always a risk that products could have defects or cause unforeseen issues. Any claims related to product safety could lead to legal liabilities and financial losses.

Changes in Tax Laws

Changes in tax regulations at the federal or state level could impact our financial obligations and profitability.

Exhibit C   Operating Agreement

Operating Agreement

FISHMO LLC,
a Maryland Limited Liability Company

THIS OPERATING AGREEMENT of FISHMO LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a Maryland limited liability company under the Maryland Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of Maryland. The Members hereby adopt and approve the Articles of Organization of the Company filed with the Maryland Department of Assessments and Taxation.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Maryland Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Maryland Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

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ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1   **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2   **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3   **Additional Members**.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Members deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4   **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5   **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6   **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Maryland Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

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ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1   **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2   **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Maryland Limited Liability Company Act.

3.3   **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1   **Management**.

A.   **Generally**. Subject to the terms of this Agreement and the Maryland Limited Liability Company Act, the business and affairs of the Company will be managed by the Members.

B.   **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the Maryland Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by the Members, to constitute the act of the Company or serve to bind the Company. With such approval, the signature of any Members authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so approved. Without such approval, no Members acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

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C.   **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i)   A material change in the purposes or the nature of the Company's business;

(ii)   With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii)   The merger of the Company with any other entity or the sale of all or substantially all of the Company's assets; and

(iv)   The amendment of this Agreement.

4.2   **Officers**. The Members are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Members determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is chosen and appointed by the Members; or (b) the officer is dismissed or terminated by the Members, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Members, and may be terminated, at any time and for any reason, by the Members.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1   **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

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5.2 **Records**. The Members will keep or cause the Company to keep the following business records.

    (i)   An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

    (ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

    (iii)   A copy of the Articles of Organization of the Company, as may be amended from time to time ("Articles of Organization"); and

    (iv)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election**. The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

5.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Members are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

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ARTICLE 6: MEMBERSHIP VOTING AND MEETINGS

6.1   **Members and Voting Rights**. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the Maryland Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the Maryland Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2   **Meetings of Members**. Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. A written notice setting forth the date, time, and location of a meeting must be sent within a reasonable period of time before the date of the meeting to each Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the Maryland Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Maryland Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1   **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account.

7.2   **Restrictions on Transfer; Admission of Transferee.** A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

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ARTICLE 8: DISSOLUTION

8.1   **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i)   The unanimous agreement of all Members in a consent in writing to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under Section 4A-903 of the Maryland Limited Liability Company Act;

(iii)   At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within 90 days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv)   The sale or transfer of all or substantially all of the Company's assets;

(v)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

8.2   **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1   **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under Maryland law. "Proceeding," as used in this Article 9, means any

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threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2   **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, Maryland law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3   **Expenses Paid by the Company Prior to Final Disposition.** Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification). Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1   **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2   **Entire Agreement; Amendment.** This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Maryland Limited Liability Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in

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the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the Maryland Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of Maryland. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

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IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: 3/20/2025

Signed by:

1B27CF9BD3454EE...

Signature of Pete Wheat Sommerfeldt

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Percentage Interest
Pete Wheat Sommerfeldt 8800 Walther Blvd Apt 1514 Parkville, Maryland 21234	_____	100%

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Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between FISHMO LLC a Texas limited liability company (the "Company") and _____ ("Participant").

Background

The Company desires to share a portion of its profits with the Participant, and the Participant agrees to participate in the profit-sharing arrangement under the terms and conditions set forth herein.

2. Defined Terms

Capitalized terms that are not otherwise defined in this Agreement shall have the meanings given to them in the Company's Operating Agreement.

3. Profit Sharing Structure

3.1 **Participation Amount** The Participant agrees to provide an investment or contribution of $_____ (the "Contribution") in exchange for a share of the Company's profits as outlined in this Agreement.

3.2 **Profit Distribution** The Company agrees to allocate to the Participant a 20% share of the net profits, calculated as follows:

- Net profits shall be determined based on the Company's financial statements, in accordance with generally accepted accounting principles (GAAP).
- Distributions will be made **quarterly** and will be paid no later than **30 days** after the applicable period's financial statements have been finalized.

3.3 **Adjustments for Losses** If the Company incurs a net loss in any given period, no distributions will be made for that period, and the loss will not be carried forward to offset future profits.

4. Rights and Obligations of the Participant

4.1 The Participant shall have **no voting rights** in the Company and shall not be entitled to participate in the management or operation of the business.

4.2 The Participant agrees that their share of profits is subject to applicable tax withholdings and reporting requirements as per federal and state laws.

4.3 The Participant acknowledges that this Agreement does not grant ownership rights in the Company, only a right to receive the agreed-upon share of profits.

5. Confidentiality

The Participant agrees to maintain the confidentiality of any non-public financial or operational information provided by the Company in connection with this Agreement.

6. Transfer Restrictions

6.1 The Participant **may not transfer, sell, assign, or pledge** their rights under this Agreement without the prior written consent of the Company.

6.2 The Company reserves the right to repurchase the Participant's profit-sharing rights at **fair market value**, as determined by an independent valuation, in the event the Participant breaches any terms of this Agreement.

7. Term and Termination

7.1 This Agreement shall remain in effect until 3 years**.**

7.2 The Company may terminate this Agreement upon **30 days' notice** if the Company dissolves, is acquired, or undergoes a material change in its business structure.

8. Governing Law

This Agreement shall be governed and construed in accordance with the laws of the State of Texas.

9. Dispute Resolution

Any dispute arising from or related to this Agreement shall be resolved through **binding arbitration** in the State of Texas, in accordance with the rules of the American Arbitration Association.

10. Miscellaneous

10.1 **No Waiver** - A failure by either party to enforce any provision of this Agreement shall not constitute a waiver of any rights under this Agreement.

10.2 **Severability** - If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions shall continue in full force and effect.

10.3 **Entire Agreement** - This Agreement constitutes the entire understanding between the parties and supersedes any prior agreements, written or oral.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: FISHMO LLC

SPONSOR:
FISHMO LLC

(Sign) _____
Pete Sommerfeldt, COO
FISHMO LLC

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its _____

[title of representative of Purchaser]

Investor Signature

ACCEPTED: FISHMO LLC

SPONSOR:
FISHMO LLC

(Sign) _____
Pete Sommerfeldt, COO
FISHMO LLC

Acceptance Date: _____

Exhibit F   Pitch Deck





Founded by
Pete Sommerfeldt

About Us

FISHMO LLC is an apparel and lifestyle brand with a message of resilience and growth. The brand stands for "Face It. Shit Happens. Move On." This motto inspires people to face challenges, stay strong, and move forward. At FISHMO, we offer more than clothing; we create a personal connection and encourage a positive mindset.

01

● **Big Idea**

Our Big Idea



FISHMO is poised to grow from a grassroots movement into a global lifestyle brand with universal appeal.

The brand's authenticity and deeply relatable identity give us a unique edge over abstract, impersonal competitors.

FISHMO appeals to a broad demographic, with a core audience of 18-50 but attracting customers across all ages.

The brand encourages people to confront challenges, let go of burdens, and move forward with confidence.

02



● Problems

Problems Statement

- Limited Brand Recognition.
- Insufficient Funding for Growth.
- High Competition in the Apparel Industry.
- Dependency on E-commerce with Limited Retail Presence.
- Operational Scalability.

03

● Solution

Our Solutions



■ High-impact marketing campaigns.

■ We will utilize partnerships with United Apparel for manufacturing and Upper Ship for fulfillment to ensure efficiency and scalability.

■ We will work with Upper Ship in New Jersey for seamless order fulfillment and inventory management.

■ We will continue building a supportive community through grassroots efforts and targeted outreach.

■ We will Position FISHMO as a disruptive force in the apparel industry, creating meaningful connections and long-term growth.

04

● **Vision & Mission Statement**



Vision Statement

To be a globally recognized brand that inspires resilience, humor, and empowerment. We aim to help people face life's challenges with confidence and purpose.

Mission Statement

To create bold and meaningful apparel that connects with people from all backgrounds. We aim to promote positivity, mental health awareness, and resilience.

05



● Corporate Social Responsibility

Our Corporate Social Responsibility in Action

FISHMO LLC is committed to making a positive impact on our community and the environment. We aim to meet current needs without harming future generations. We encourage employees to volunteer in community activities. Our strategy focuses on sustainability and supporting the growth of the communities we operate in.



06

● Core Value

Our Core Values



Customer Focus

FISHMO listens to customers' needs and improves based on their feedback to deliver the best results.

INTEGRITY

We build trust by keeping our promises and offering more value than expected.

EXPERTISE

Our team's skills and knowledge help us create high-quality, cost-effective products.

07

● **Finance**

The Financing

FISHMO LLC is seeking $500,000 in funding to scale operations and support growth. The funds will be used for inventory, branding, marketing, e-commerce, social media, and community outreach.

Break-Even Analysis

To cover expenses, FISHMO needs monthly sales of $36,333, with a 50% profit margin and fixed costs of $218,000 annually.

Investor Returns

FISHMO expects a strong return for investors. The company aims to repay loans or distribute profits by Year 3, with an estimated equity value of over $2 million by Year 5.

08

● Services

Services Description

FISHMO LLC offers apparel and accessories that inspire resilience and humor. Our products include t-shirts, hoodies, beanies, fishing shirts, and camouflage shorts, all featuring the bold FISHMO logo. Each item is designed for comfort, durability, and style, appealing to customers who value outdoor gear, casual wear, and meaningful



09

● **Objectives, Plan and Strategy**

Marketing Objectives

- Increase brand awareness and equity in Belcamp, MD, and major US cities.
- Expand the customer base by targeting multiple cities and improving shipping capacity.
- Build a large social media following for quicker brand promotion.
- Partner with influencers to promote FISHMO's products and brand.

Sales Plan

- Pick-and-Pack Fees: $2.50 for the first item, $0.50 for each additional item.
- Storage Costs: $0.25-$1.00 per cubic foot per month based on inventory size.
- Monthly Account Management: $199 per month for system access, support, and inventory updates.
- Shipping: Rates depend on package size, weight, and destination, with cost-effective carrier partnerships.

Marketing Strategy

- **Referral**: Encourage customers to share their experiences and reward them for bringing in new customers.
- **Customer Service**: Prioritize customer support, offering quick responses and product consultations.
- **Community Sponsorship**: Participate in local programs with influencers to gain referrals and new customers.
- **Other**: Hire a marketing agency to run ads on social media platforms like Facebook, Instagram, Snapchat, and TikTok, while maintaining communication through email and text.

10



Exhibit G   Business Plan

FISHMO LLC

EXTRACT   *"FISHMO LLC is an innovative apparel and lifestyle brand with a powerful message that resonates universally"*

Non-Disclosure Agreement

The undersigned reader acknowledges that the information provided by **Pete Sommerfeldt** in this business plan is confidential; therefore, the reader agrees not to disclose it without the express written permission of **Pete Sommerfeldt.**

It is acknowledged by the reader that information to be furnished in this business plan is in all respects confidential in nature, other than information which is in the public domain through other means, and that any disclosure or use of same by the reader may cause serious harm or damage to **FISHMO LLC.**

Upon request, this document is to be immediately returned to **Pete Sommerfeldt**.

Signature

_____

Name (typed or printed)

7th December 2024

Table of Contents

Purpose of the Business Plan

This business plan is written to describe the business activities of FISHMO LLC in the US – under the management of the Founder, Pete Sommerfeldt.

We also intend to use the business plan document to secure start-up funds for the operations of FISHMO LLC. The funds secured will be utilized for startup expenses such as organizational structuring, brand development, administration, promotion, working capital to avoid interruption in our operations, etc.

Apart from the above mentioned factors, the business plan also aims to:

- ❖ Provide a blueprint phase for FISHMO LLC. and provide details of its activities.
- ❖ Provide insights to ascertain the feasibility of our project.
- ❖ Evaluate the success of our business against benchmarks, facilities strategic planning, etc.
- ❖ Provide financial projections and analysis.

Business Overview

Executive Summary

Most apparel brands lack depth or relatability, often focusing solely on aesthetics or abstract concepts without offering a message or identity that consumers can connect with on a personal level. People often struggle to confront, process, and move on from life's challenges, whether personal or professional. The apparel market is saturated with generic brands that fail to stand out or evoke strong emotional connections.

To solve these problems, Pete Sommerfeldt launched FISHMO LLC in 2015; an innovative apparel and lifestyle brand with a powerful message that resonates universally. FISHMO stands for "Face It. Shit Happens. Move On.," It encapsulates a resilient, forward-thinking attitude derived from the principles of U.S. Special Operations Forces.

This mantra encourages individuals to confront life's inevitable challenges, let go of burdens, and move forward with confidence and determination. Over the past decade, we have cultivated a loyal following through grassroots marketing efforts, distributing over 15,000 stickers and more than 1,500 pieces of apparel.



The brand's relatable message and bold, memorable logo—a blend of block lettering and an iconic fish symbol—make it a standout in a crowded market of impersonal and uninspired competitors.

Since 2015, we have steadily evolved from a shoestring operation into a movement with a national presence. Pete's journey, including his military background and challenges with mental health, reflects the brand's ethos and authenticity. During six years of incarceration, Pete continued to build the FISHMO brand, spreading its message among fellow inmates, staff, and the outside world through mail campaigns and word of mouth. Now released and more determined than ever, he is ready to transform FISHMO from a grassroots passion project into a global phenomenon.

The opportunity for FISHMO lies in our unique position within the apparel industry. While most clothing brands are merely names or abstract concepts, we offer a deeply meaningful and relatable identity. Our brand appeals to a broad demographic, transcending age, race, and socioeconomic barriers. Our target market is primarily individuals aged 18 to 50, although the brand's universal appeal has garnered enthusiasm from customers as young as four and as old as 104.



FISHMO's message resonates especially with those who value humor, resilience, and a "badass" attitude, offering a fresh alternative to mainstream brands like Under Armour, Salt Life, and Life is Good. We will use our apparel line to encourage positive self-discipline and eliminate self-destructive thinking habits. We are committed to fostering self-empowerment and supporting individuals in embracing their true identity.

To fully capitalize on our potential, we are seeking $500,000 in working capital. This funding will be allocated toward inventory acquisition, marketing initiatives, and a strategic revamp of our Shopify-powered website, which will revert to our original, widely beloved fish-inclusive logo design. Additionally, $125,000 of the investment will be used to buy out a majority stakeholder, Sharon Morrison, enabling Pete to consolidate ownership and streamline decision-making.

The brand plans to launch a high-impact marketing campaign featuring branded videos on platforms like Instagram, Facebook, and YouTube, showcasing its products and inspiring its audience to embrace the FISHMO mindset.

Our initial sales strategy will focus on direct-to-consumer e-commerce, with plans to expand into retail partnerships with stores such as Dick's Sporting Goods, Urban Outfitters, and local surf shops once the online presence gains traction. Our partnerships with United Apparel for manufacturing and Upper Ship in New Jersey for fulfillment ensure efficient operations and scalability. We have a proven demand for our products, a strong grassroots foundation, and a compelling story, FISHMO is positioned to become a disruptive force in the apparel and lifestyle market.

Our long-term goals include expanding the brand, building a strong foundation, and fostering a supportive community. The management intends to continue pursuing funding opportunities to support growth and build lasting relationships with customers and community members. In the long run, we hope to create a meaningful impact in both the retail clothing industry and the lives of those who identify with its message.



With investor support, the brand is poised to achieve its vision of becoming a global phenomenon, proving that even in a world where "shit happens," people can rise above it with strength, humor, and style.

Our Vision and Mission Statement

Our mission as a purpose-driven company is to create bold, meaningful apparel and accessories that resonate with people from all walks of life. We aim to promote positivity, mental health awareness, and a resilient mindset.

Our vision is to become a globally recognized lifestyle brand that inspires resilience, humor, and empowerment, helping people embrace life's challenges and move forward with confidence and purpose.

Business Objectives

These aims and objectives provide the basic principles and guidelines by which we conduct our business. They are further divided into short, medium, long, and fiscal objectives:

Short-Term Objectives

- Revert to the original FISHMO logo with the fish design and update all branding materials.
- Launch a targeted social media advertising campaign on Instagram, Facebook, and YouTube featuring high-quality promotional videos.
- Increase online sales through the Shopify platform by offering special promotions, such as free stickers with every purchase.
- Partner with United Apparel and Upper Ship to streamline production and fulfillment processes.
- Build brand awareness by distributing an additional 10,000 stickers and apparel at events and through guerrilla marketing tactics.

Medium-Term Objectives

- Expand the product line to include additional outdoor gear, fishing apparel, and accessories.
- Establish partnerships with regional retail stores, including beach and surf shops, to stock FISHMO products.
- Participate in major trade shows and events to increase brand visibility and establish relationships with industry stakeholders.
- Launch a YouTube channel (e.g., FISHMO Moments, FISHMO Fishing) to engage with a broader audience and reinforce brand values.

- Develop and implement a corporate social responsibility program focused on mental health awareness and support.

Long-Term Objectives

- Grow FISHMO into a global lifestyle brand with a presence in major retail chains like Dick's Sporting Goods, Cabela's, and Urban Outfitters.
- Expand international sales by entering key markets in Europe, Asia, and Australia.
- Develop a loyal customer base of over 1 million fans and followers through innovative marketing and community-building efforts.
- Diversify the product line to include branded outdoor equipment, fishing gear, and household items, reinforcing FISHMO as a lifestyle brand.
- Create a dedicated FISHMO Foundation to support mental health initiatives and resilience-building programs worldwide.

Fiscal Objectives

- Secure $500,000 in funding to acquire inventory, revamp the website, and execute marketing campaigns.
- Achieve a consistent monthly online sales revenue of $50,000 through e-commerce and strategic marketing efforts.
- Achieve annual revenue exceeding $10 million while maintaining strong profit margins and reinvesting in the brand's growth and mission.
- Maintain a gross profit margin of 50% or higher on all apparel and accessory sales by optimizing production costs and pricing strategies.
- Keep operational expenses, including marketing, inventory, and fulfillment, below 40% of total revenue to ensure sustainable cash flow and profitability.
- Generate sufficient free cash flow to repay any loan obligations or deliver returns to equity investors within five years while reinvesting 20% of profits into the business for continuous growth.

Our Corporate Social Responsibility in Action

At FISHMO LLC, we understand that our decisions and the methods by which we engage our key stakeholders affect not only our organization, but also in a profound way, the communities, and the lives that we support. With this firm knowledge and a determination to ensure that our efforts to meet the needs of the present do not deprive future generations of their ability to meet their own needs, our Corporate Social Responsibility strategy demands that we responsibly our target customers and partners to ensure the long-term sustainability of the project, to keep contributing to the positive development of our community. We believe that the communities in which we operate should benefit from our presence. We operate an inclusive strategy and therefore encourage our employees to volunteer for community activities that align with our CSR pillar and the goal of the organization.

Keys to Success

These core values are the pillars to support our Mission Statement. They create a solid foundation, which helps our individual and collective actions.

- **Continuous Development** – At FISHMO LLC, we don't stop learning and exploring innovations to improve our products, so we can generate more profit and make more impact. An act that we believe will give us an edge in the industry. We are flexible and welcome great ideas that will improve our services and aid us in creating more value for our community and partners.

- **High-Quality Materials:** At FISHMO LLC, every raw material that was used for the production of our apparel is designated as high quality. We simply buy the best from the market, because the belief system at the organization is that, the quality of the raw materials will affect the end product.

- **Brand Perception:** We make sure that our products are excellently delivered to customers. We do not compromise on processes that can affect our community's perception of our brand and we consistently run opinion pools to gauge how our audience perceives our apparel line and gain insights on what we can do to improve our ratings in the industry.

- **Our customers** – The secret to our success is in earning the right to sustain successful long-term relationships with our customers. We believe that our noble cause will attract many to our brand – our integrity is never to be compromised as this is one important currency in our sector. Our objective is to achieve a well-deserved reputation where our partners will recommend and refer us to people in their network – this is a privilege and an ultimate reward in our endeavor for excellence.

- **Good Communication:** We understand the value of communication and how it is pivotal to achieving loyalty. Therefore, we will ensure that we communicate our services, benefits, offers, promo, discounts, conditions, and other information to our fan base, partners, customers, and general public through our communication channels, website, and other means. We will also ensure that it is not a one-way communication as feedback from these segments will aid our development and help us improve our revenue generation capacity.

- **Consistency:** We are focused on providing high-quality clothing, we are consistent with our quality, and there should never be a case where a customer will complain of variation in the quality of our products or go to our website to order any product and not find it in stock.

- **Ease of Use:** We will build an e-commerce website where customers can preview our products, place orders, and make payments. The payment process is easy and fast, it provides a less stressful alternative to coming in person to our store or going to superstores to pick up our products on the shelf. The website will be designed with great UI/UX to make it appealing for customers to visit and easily navigable, to improve sales conversion.

Our Core Values

FISHMO LLC operates based on a set of core values that shape the conduct of our business. Our core values support these values to promote and secure the health of our corporate culture:

- **Customer Focus:** At FISHMO LLC, we create lasting value for our community when we listen to and understand our target customers' needs, we can deliver what they need and make improvements on their requests to get the best results with the support of our partners.

- **Integrity:** Trust is at the heart of integrity. Being trustworthy means that we keep our word with our partners, customers, and employees. It motivates us to do the right thing and go the extra mile for our community. Our reputation will be that of a company that deals with others in good faith and offers everybody a better value than what they are paying for.

- **Technical Competence/Expertise:** All of FISHMO LLC's intellectual properties are derived from the skills, talents, insights, and expertise of our staff working in a strong team environment. We require our people to achieve and maintain essential skill levels and stay on top of new technologies and improved methods to provide durable and cost-effective products for our target market.

Business Model Canvas

Key Partners	Key Activities	Value Proposition	Customer Relationship	Customer Segments
▪ United Apparel ▪ Upper Ship (New Jersey) ▪ Marketing Agency: To develop branding videos and manage social media campaigns. ▪ Retail Partners ▪ Investors ▪ Local boutiques and retail stores ▪ E-commerce platforms	▪ Manufacturing and inventory acquisition of apparel and accessories. ▪ Branding and marketing campaigns on social media platforms (Instagram, YouTube, Facebook). ▪ Direct-to-consumer sales via Shopify-powered e-commerce website. ▪ Grassroots marketing through sticker distribution and apparel giveaways. ▪ Expanding product line to include outdoor gear and fishing-related items.	▪ Apparel with a bold, relatable mantra—"Face It. Shit Happens. Move On."—that resonates with all demographics. ▪ A brand with meaning and humor that helps people embrace life's challenges. ▪ Durable, stylish apparel and accessories that appeal to both outdoor	• Personalized engagement through social media channels. • Building a loyal customer base with relatable messaging and humor. • Offering incentives like free stickers and promotions to encourage repeat purchases. • Maintaining transparen	▪ Individuals aged 18-50 seeking stylish, meaningful, and relatable apparel. ▪ Outdoor enthusiasts, fishing communities, and supporters of mental health initiatives. ▪ Military personnel, veterans, and their families are drawn to the brand's Special Forces roots.

	▪ Building partnerships with retail stores for distribution.	enthusiasts and casual wearers. ▪ Supporting mental health awareness and fostering a sense of belonging. ▪ A brand that resonates with diverse cultural identities and emphasizes self-awareness and positive thinking.	cy about the brand story and mission to deepen emotional connection.
	Key Resources • Trademarked FISHMO logo and brand identity. • Shopify website for e-commerce operations. • Pete Sommerfeldt's personal story and marketing script to promote the brand. • Inventory of apparel, stickers, and accessories. • Team members handling retail outreach and operational support.		**Channels** ▪ Online: Shopify-powered website (FISHMO.com) and social media platforms (Instagram, Facebook, YouTube). ▪ Retail: Future distribution through brick-and-mortar stores (Dick's Sporting

			Goods, local surf shops). ■ Grassroots Marketing: Distribution of stickers and branded merchandise at events. ■ YouTube Channels: Dedicated FISHMO content for fishing, cooking, and storytelling	
Cost Structure ■ Inventory production and procurement. ■ Marketing expenses (advertising campaigns, promotional videos). ■ Website development and maintenance. ■ Order fulfillment and shipping logistics. ■ Stakeholder buyout ($125,000 for Sharon Morrison). ■ Team salaries and operational costs		**Revenue Streams** ■ Direct-to-consumer sales from the Shopify website. ■ Wholesale revenue from retail partnerships. ■ Branded merchandise sales at events and trade shows. ■ Potential licensing opportunities for the FISHMO logo on other products. ■ Revenue from future YouTube content monetization ■ Other sources as determined by management		

Company Overview

Registered Name and Corporate Structure

The registered name of the business is **FISHMO LLC**. The company is established as a **Limited Liability Company (LLC)**, which provides flexibility in management and limits the owner's liability for business debts. This structure was chosen to ensure that FISHMO can benefit from pass-through taxation while protecting the personal assets of the founder, Pete Sommerfeldt.

As a single-member LLC, Pete serves as the sole owner and CEO, managing the daily operations and decision-making processes. This structure allows for effective, streamlined control and provides room for potential future expansion with the addition of new partners or investors.

The Financing

FISHMO LLC seeks $500,000 in funding to scale its operations and build a strong foundation for growth. This funding will be utilized for a range of business expenses, including inventory purchases, branding, marketing, and community outreach. The capital raised will also help cover the startup costs associated with e-commerce development, social media campaigns, and local engagement initiatives.

Category	Amount	Percentage of Total
Inventory Acquisition	$175,000	35%
Marketing Campaigns	$125,000	25%
Website Revamp	$50,000	10%
Stakeholder Buyout	$125,000	25%
Miscellaneous/Contingency	$25,000	5%

Revenue Projections

FISHMO expects strong sales growth, driven by its proven demand and expanded product offerings. Below are projected sales figures for the first year based on current pricing and volume expectations:

Product	Cost per Unit	Retail Price	Units Sold	Revenue	Profit
Black T-Shirts	$10	$20	500	$10,000	$5,000
Gray T-Shirts	$10	$20	300	$6,000	$3,000
Pink T-Shirts	$10	$20	300	$6,000	$3,000
Black Hoodies	$23	$40	400	$16,000	$9,120
Pink Hoodies	$23	$40	200	$8,000	$4,520
Black Beanies	$12	$20	200	$4,000	$1,600
Gray Beanies	$12	$20	100	$2,000	$900
Pink Beanies	$12	$20	100	$2,000	$900
Dark Camo Shorts	$30	$45	300	$13,500	$4,500
Long-Sleeve Fishing Shirts	$20	$35	500	$17,500	$7,500
Total	-	-	-	**$85,000**	**$40,040**

Expense Breakdown

FISHMO aims to maintain an efficient cost structure to maximize profitability. Below are the key expense categories:

Expense Category	Estimated Cost (Annual)
Manufacturing and Inventory	$200,000
Marketing and Advertising	$150,000
Website Maintenance	$10,000
Order Fulfillment Fees	$25,000
Team Salaries	$36,000 (Pete: $3,000/month)
Miscellaneous Costs	$15,000
Total Annual Expenses	**$436,000**

Break-Even Analysis

To cover operational expenses and the cost of goods sold, we must achieve monthly sales of approximately $36,333. This assumes a gross profit margin of 50% and total fixed costs of $218,000 annually ($18,166 per month).

Investor Returns

FISHMO projects a significant return for investors over five years. Based on a $500,000 investment, the company aims to repay loan obligations or distribute returns from profits by Year 3, with a projected equity value exceeding $2 million by Year 5.

Company Location and Resources

FISHMO LLC operates out of Belcamp, Maryland, a location that offers strategic advantages for the growth of the business. Belcamp's proximity to major urban centers like Baltimore and Washington, D.C., provides access to a diverse and extensive customer base. This ensures that we can effectively reach both local and regional markets with its unique products and branding. The area's connectivity through major highways and transportation hubs also makes logistics and shipping efficient, which is critical for our e-commerce-focused business model.

Maryland is also home to a thriving outdoor and recreational community, which aligns perfectly with our target market for outdoor wear and casual apparel. The state's robust retail sector and consumer spending trends create opportunities for partnerships with local stores and outdoor retailers. Belcamp's relatively low operational costs compared to larger metropolitan areas allow us to allocate more resources toward marketing, product development, and scaling operations, without sacrificing market access.

Moreover, Belcamp's business-friendly environment supports small and medium-sized enterprises with access to resources such as local business networks, potential partnerships, and funding opportunities like those offered by Baltimore Community Lending. The location also situates FISHMO near manufacturing and fulfillment partners, such as Upper Ship in New Jersey, which ensures smooth supply chain management.

The following are the resources required for our operations:

- Apparel and accessories Inventory
- Technology (high-performance devices, accounting software, design software, e-commerce platform, etc)
- Equipment (sewing machines, cutting tools, etc)
- Office Space
- Packaging materials
- Transportation
- Human resources
- Legal support
- Etc.

Demography Analysis of Belcamp, MD


MARYLAND
STATE
ADD COMPARISON
2022 POPULATION
6.16M
0.214% 1-YEAR GROWTH
US SENATOR
Ben Cardin
DEMOCRATIC PARTY
US SENATOR
Chris Van Hollen
DEMOCRATIC PARTY
2022 MEDIAN AGE
39.1
0.514% 1-YEAR INCREASE
2022 POVERTY RATE
9.26%
1.08% 1-YEAR INCREASE
2022 MEDIAN HOUSEHOLD INCOME
$98,461
7.69% 1-YEAR GROWTH
2022 MEDIAN PROPERTY VALUE
$380,500
12.4% 1-YEAR GROWTH
2022 EMPLOYED POPULATION
3.02M
0.422% 1-YEAR GROWTH

Maryland is home to a population of 6.16M people, of which 92.9% are citizens. As of 2022, 15.5% of Maryland residents were born outside of the country (952k people).

In 2022, there were 1.65 times more White (non-Hispanic) residents (2.99M people) in Maryland than any other race or ethnicity. There were 1.82M Black or African American (Non-Hispanic) and 397k Asian (Non-Hispanic) residents, the second and third most common ethnic groups.

The most common non-English languages spoken as the primary language in households in Maryland are Spanish (504,449 households), Chinese (Incl. Mandarin, Cantonese) (71,876 households), and Yoruba, Twi, Igbo, or Other Languages of Western Africa (62,233 households).

The economy of Maryland employs 3.02M people. The largest industries in Maryland are Construction (210,604 people), Elementary & secondary schools (189,388 people), and Restaurants & Food Services (154,816 people), and the highest paying industries are Water transportation ($231,988), Foundries ($219,561), and Commercial & service industry machinery manufacturing ($168,361).

Males in Maryland have an average income that is 1.24 times higher than the average income of females, which is $77,266. The income inequality in Maryland (measured using the Gini index) is 0.454, which is lower than the national average.[1]

The population[2] of individuals aged 18-50 in the United States is estimated to be approximately 134 million[3], this demographic forms the core target audience for many businesses, providing ample opportunities for engagement, innovation, and tailored offerings that align with their preferences and needs. FISHMO LLC is determined to acquire a large portion of this market in the near future.

Belcamp

There are 6,177 residents in Belcamp, with a median age of 36.5. Of this, 48.65% are males and 51.35% are females. US-born citizens make up 89.43% of the resident pool in Belcamp, while non-US-born citizens account for 8.24%. Additionally, 2.33% of the population is represented by non-citizens. A total of 5,000 people in Belcamp currently live in the same house as they did last year.

---

[1] https://datausa.io/profile/geo/maryland
[2] https://www.worldometers.info/world-population/us-population/#google_vignette
[3] https://usafacts.org/data/topics/people-society/population-and-demographics/our-changing-population/



		Y-o-Y Change
Total Population	6,177	6.2%
Male Population	3,005	10.0%
Female Population	3,172	2.9%

Population
Male Population 48.65%
Female Population 51.35%

		Y-o-Y Change
Median Age	36.5	-0.5%
Citizen U.S. Born	5,524	5.6%
Citizen not U.S. Born	509	10.7%
Not Citizen	144	14.3%

Citizen
Citizen U.S. Born 89.43%
Citizen not U.S. Born 8.24%
Not Citizen 2.33%

		Y-o-Y Change
Moved from Abroad	14	-39.1%
Moved from Same County	810	61.4%
Moved from Same State	223	-15.8%
Moved from Different State	96	-65.8%
Same House as Last Year	5,000	6.4%

Moved
Moved from Abroad 0.23%
Moved from Same County 13.19%
Moved from Same State 3.63%
Moved from Different State 1.56%
Same House as Last Year 81.39%

White-collar workers make up 81.24% of the working population in Belcamp, while blue-collar employees account for 18.76%. There are also 227 entrepreneurs in Belcamp (5.81% of the workforce); 2,323 workers employed in private companies (59.44%); and 1,079 people working in governmental institutions (27.61%).

The average annual household income in Belcamp is $105,082, while the median household income sits at $96,424 per year. Residents aged 25 to 44 earn $100,221, while those between 45 and 64 years old have a median wage of $104,485. In contrast, people younger than 25 and those older than 65 earn less, at $67,163 and $44,821, respectively.[4]

[4] https://www.point2homes.com/US/Neighborhood/MD/Belcamp-Demographics.html#:~:text=There%20are%206%2C177%20residents%20in,males%20and%2051.35%25%20are%20females.

Risks and Risks Mitigation Strategies

Uncertainty is a potential, unpredictable, and uncontrollable outcome; the risk is an aspect of action taken despite uncertainty. Risks come in the way of businesses too. The following table analyses the possible risks and the mitigation strategies adopted by FISHMO LLC:

TYPE OF RISK	RISK	MITIGATING STRATEGY
COMPETITIVE RISK	Declining business revenue or margins due to the actions of competitors in our target locations.	• Invest in business intelligence tools e.g., social media monitoring • Offering highly impactful products and services • Optimize our system to achieve a better manufacturing process and quality clothing. • Deploy competitive pricing and great service delivery • Implement effective marketing strategies to achieve high sale • Build networks and spur strategic partnerships with relevant businesses across the target market
OPERATIONAL PLATFORM RISK	Technical breakdown of equipment used for production	• Follow recommended servicing and maintenance schedules. • Have a contract with a tech company that offers 24/7 maintenance service • Train employees on basic maintenance and employment of in-house tech expert • Depreciate equipment after active usage for 3 years

HEALTH AND SAFETY	Exposure to hazards during work in the wake of the Covid-19 pandemic	- Create a health and safety policy Identify hazards - All protocols to curb the spread of Covid-19 and other transmittable viruses will be adhered to - Evaluate the risks and complete a risk assessment - Provide staff training e.g., on work environment and equipment, personal protective, etc. - Have procedures for reporting incidents.
COMPLIANCE RISK	Exposure to legal penalties, financial forfeiture, and material loss a company faces when it fails to act following market laws and regulations, internal policies, or prescribed best practices.	- Employee training and refresher courses - Seek legal advice on new legislation, and market-specific regulations - Create a risk management, team - Implement more quality and safety checks during projects - Insurance cover
CASHFLOW	Insufficient funds to meet financial obligations	- Improve cash flow management - Review costs and inventory - Accountancy software use/replacement - Careful use of long- and short-term financing

Growth Plan

PERIOD	MARKET OBJECTIVES	ACTIVITIES	STRATEGIES	TARGET GOAL
Years 1 & 2	- Initial funding and registration - Securing necessary approval and licenses from industry regulators - Focus on our target locations and create channels to enter the market	- Finding strategic locations to advertise our brand and services - Achieving market entry - Complete production of our clothing line. - Increase merchandizes	- Improve online presence - Increase marketing effort - Create and maintain a website for the company - Effective and diverse advertising strategies - Product promotion	- Financing through investment and owner's equity - Gain a remarkable market presence - Increase sales - Record more revenue from diversified sources - Expand faster across target locations
Years 3 & 4	- Increase income - Expand Customer base - Increase clientele list - Increase services - Entry into more US states	- Services development - Increased capacity to serve multiple clients at the same time - Improve resources management - Connect with more	- Getting involved in community development projects - Increase marketing effort - Employ more staff - Advertising the brand to	- Proper functioning of our website - Increased workforce - Excellent service delivery - Increased popularity - Increase market share and

		customer segments ▪ Improve our message delivery	reach more prospects ▪ Collaboration across industry	revenue from product sales ▪ Increase brand visibility and measured impact across the US
Year 5 & up	▪ Increase product sales by 300% ▪ Increase customer segment ▪ Expand into more countries	▪ Market development ▪ Team Diversification and Expansion ▪ Interpret our brand messages in different languages	▪ Reaching out to more people across nations ▪ Increasing our customer base ▪ Training staff in service competencies	▪ Increase our customer segment ▪ Expanding to new markets to become the leading brand in the country ▪ Large follower base across the world

Services Description

FISHMO LLC offers a distinctive range of apparel and accessories designed to resonate with individuals who embrace resilience and humor in the face of life's challenges. Our products include high-quality t-shirts, hoodies, beanies, long-sleeve fishing shirts, and camouflage shorts, all featuring the bold FISHMO logo—a striking combination of block letters and an iconic fish symbol. This logo is more than a design; it embodies the brand's empowering mantra: "Face It. Shit Happens. Move On." Each item is crafted to ensure comfort, durability, and style, appealing to customers who appreciate outdoor gear, casual wear, and meaningful branding.

In addition to apparel, we extend our brand through widely popular stickers that have already reached over 15,000 people across the globe. These stickers serve as a powerful tool for grassroots marketing, spreading the FISHMO message, and building a community of loyal supporters.



Customers often receive free stickers and branded post-it notes with their purchases, encouraging them to share the brand's message and inspire others to adopt the FISHMO mindset. This approach not only enhances customer satisfaction but also creates a network of brand ambassadors who actively promote FISHMO.

We operate primarily through an e-commerce platform hosted on Shopify, ensuring convenient and seamless shopping experiences for customers. Our products are competitively priced, making them accessible while maintaining strong profit margins. Our commitment to high-quality design and production is supported by our partnerships with United Apparel for manufacturing and Upper Ship in New Jersey for order fulfillment. This ensures that every customer receives their purchases promptly and in excellent condition.

Our clothing is uniquely designed and made with high-quality materials. T-shirts are one of the cheapest and fastest ways to communicate messages to the public, we will use the right technique and the right garment to print T-shirts for our customers. Well-custom clothing can be quite eye-catching and (if well-designed) it can leave a lasting impression.



Beyond delivering exceptional products, FISHMO serves its customers by fostering a sense of community and connection. The brand's message, rooted in resilience and humor, has universal appeal and encourages customers to embrace life's challenges with positivity and strength. Through social media engagement, promotional campaigns, and personalized outreach, FISHMO creates meaningful interactions that go beyond transactions. This holistic approach to customer service underscores the company's mission to inspire a global movement that empowers individuals to face adversity with confidence and move forward with purpose.

With its unique combination of stylish products, meaningful branding, and dedicated customer service, FISHMO LLC is poised to redefine the apparel market by offering not just clothing, but a lifestyle that resonates with people of all backgrounds.

Pricing Strategy

We have standard prices set for our products; these prices are what the management has studied to be obtainable in the industry. It is affordable for our target market, and we will ensure it remains so as we expand our market reach.

Market Analysis

Industry Overview

The print advertising market consists of the sales of advertising services and related goods by entities (organizations, sole traders, and partnerships) that plan, develop, create, and manage advertisement and promotional activities in print media such as periodicals and print newspapers. Only goods and services traded between entities or sold to end consumers are included.

Global custom t-shirt printing market analysis



The global custom t-shirt printing market size was valued at USD 3.9 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 9.9% from 2022 to 2030. Custom-designed t-shirts are increasingly being used by companies as a modern branding strategy to brand their company, products, or offerings. This technique is used by companies, especially start-ups, to increase their brand visibility and grab the attention of their prospective customers. Therefore, the growing use of customized t-shirts as a branding tool is expected to be a major contributor to market growth over the forecast period.

The fashion industry is witnessing a shift toward wearing customized clothing. Also, the increasing disposable income of consumers is enabling them to spend on customized clothes. As a result, people prefer wearing customized t-shirts with specific logos or slogans printed on them. The entertainment industry is contributing to the market growth with a large number of people, especially movie fanatics, buying apparel with slogans or logos printed on them.

There is an increase in the use of custom-printed t-shirts to create social awareness, raise a voice, and support a cause. However, specific designs and slogans printed on the t-shirts related to sensitive issues, such as diseases, gender, crime, and politics, are subject to criticism and legal action. Further, customers from various industries, including hospitality, logistics, construction, industrial, and medical are increasingly providing custom printed t-shirts to their employees and customers which is used as a marketing technique.

Covid-19 Analysis

In the wake of the recent COVID-19 outbreak, there has been a significant disturbance in most industries across the globe. While few industries experienced a contraction in their productions and businesses, others faced severe outcomes such as the shutdown of businesses and movement restrictions. For instance, the travel, entertainment, and hospitality industries had the most retrenchments, and on the other hand, healthcare, technology e-commerce businesses had an upsurge in demand. However, during the pandemic, the fashion industry experienced both a surge and a decline all at once.

While various outlets and large brand stores experienced a decline in customer footfall and clothing demand, it has been observed that there was an increase in the demand for custom t-shirts from the e-commerce industry. Besides, the custom t-shirt printing business also witnessed several new entrants in the custom t-shirt printing market during the pandemic.

Sales Channel Insights

The offline segment held the highest revenue share of more than 53% in 2021. The offline channel is the traditional choice for custom t-shirt printing. Consumers, especially from developing countries, prefer the offline channel over online purchases for customized clothing. Moreover, bulk orders for custom t-shirt printing, for instance, sports events, school uniforms, and club games are ordered mainly through an offline channel.

The online segment is anticipated to witness the fastest CAGR of 11.8% from 2022 to 2030. The online sales channel allows an individual to select designs, colors, fabrics, and sizes for the t-shirt through an application or website. The online channel offers the convenience of browsing through all the products and provides information about the product. Consumers are increasingly inclined towards online purchases owing to the easy visibility of choices, cost-effectiveness, home delivery of the product, and the interactive and user-friendly nature of online platforms.

End-use Insights

The commercial segment held the highest revenue share of more than 68% revenue share in 2021. The high revenue share of a commercial segment can be attributed to the increasing demand for custom-printed t-shirts in sectors such as hospitality, media, and retail to cater to its increasing demand for company branding through logos printed on t-shirts. Personalized t-shirts with company logos or brand names are increasingly becoming popular as corporate gifting, which also duals up as off-the-clock marketing. The increasing demand for sports uniforms from sports clubs or teams is a major contributor to the commercial segment growth.

The personal segment is expected to register the fastest CAGR of 10.5% from 2022 to 2030. The popularity of buying custom printed t-shirts is on the rise among individuals, especially for the slogan printed t-shirts. Along with the slogan-printed t-shirts, there is also a growing demand for TV show-based theme t-shirts. TV series such as Game of Thrones, Friends, and Suits, are the most popular among buyers for slogans or character-based t-shirts. The personal end-use segment is further sub-segmented based on age group into below 15 years,

15-40 years, and above 40 years. The 15 to 40-year segment contributed the largest market share in the personal segment in 2021.

Design Insights

The artwork segment is expected to emerge as the fastest-growing segment, registering a CAGR of 11.6% from 2023 to 2030. The growing preference of customers toward using t-shirts or other apparel to support a cause or deliver a message is expected to contribute to the high growth of this segment. The artwork segment involves a custom artwork created by an individual to be printed on the t-shirt. Consumers who wish to print their designs or have a clear picture of the desired print are the potential customers of artwork designed for t-shirts.


Global Custom T-shirt Printing market
share, by design 2022 (%)
GRAND VIEW RESEARCH
$4.3B
Global Market Size, 2022
Graphic Designed Shirt
Artwork
Source:
www.grandviewresearch.com

The graphic design shirts segment held the largest market share and accounted for more than 57% of the global revenue in 2022. The high share is attributable to the rising demand for custom t-shirts with pre-printed graphics. Graphic design t-shirts involve the printing of an existing design that does not require any further modifications. Such pre-printed graphic design t-shirts are preferred by customers who want the product immediately at a lower price.

Regional Insights

The Asia Pacific region dominated the market for custom t-shirt printing and accounted for over 38% of the global revenue share in 2022 and is anticipated to continue its dominance during the forecast period. The growth is primarily attributable to the growing popularity of fashionable apparel among the young population. In addition, the region's growth is also driven by the high proliferation of the e-commerce industry in the region.


Custom T-shirt Printing Market
trends by region
GRAND VIEW RESEARCH
38.0%
Revenue Share,
2022
Largest Market
Fastest Growing Market
Source:
www.grandviewresearch.com

Countries such as China and India are witnessing a rapid growth of e-commerce activities. Moreover, with the presence of a huge young population and the positive outlook for the apparel industry, several startups offering personalized printed t-shirts and other customized accessories have emerged in India, China, Japan, and Southeast Asian countries. This region is also well known for encouraging various sports events, which is further expected to propel the demand for customized t-shirts in the region.

Europe held the second-largest revenue share of the market in 2022, owing to increasing investments and developments in printing technologies in countries such as the U.K., France, and Germany. The growth of the region is also attributed to the presence of prominent market players such as Vistaprint., Spreadshirt, and CafePress Inc. On the other hand, North America is expected to witness significant growth in the forthcoming years. The popularity of

outdoor sports in North America is expected to increase the demand for custom t-shirts in the region.[5]

Target Markets

Our target customers are individuals who value meaningful, relatable brands that combine humor, resilience, and a bold sense of style. The primary demographic consists of adults aged 18 to 50 who embrace the brand's empowering mantra, "Face It. Shit Happens. Move On." This group includes individuals from diverse backgrounds, but they share a common appreciation for brands that reflect their attitudes and lifestyles. Our customers are often adventurous, optimistic, and drawn to products that help them express their personality and beliefs.

FISHMO appeals particularly to outdoor enthusiasts, including those who enjoy fishing, camping, hiking, and similar activities. This segment is attracted to the durability and functionality of FISHMO's apparel and accessories, such as fishing shirts and camo shorts, which align with their active lifestyles.

Also, our brand resonates with individuals who appreciate casual, everyday wear with a story and message that sets it apart from traditional clothing brands.

Another key segment includes members of the military and veterans, as well as their families and supporters. With its roots in principles coined by U.S. Special Operations Forces, FISHMO carries an authenticity and relatability that speaks to those who have faced challenges and embraced resilience in their lives. This connection strengthens the brand's emotional appeal to individuals within this community.

FISHMO's audience also extends to supporters of mental health awareness, as the brand's founder openly shares his journey of overcoming adversity and promoting positivity. This transparency creates a loyal customer base that values authenticity and supports initiatives that raise awareness about mental health.

---

[5] https://www.grandviewresearch.com/industry-analysis/custom-t-shirt-printing-market

5 Porter's Five Forces Analysis

Porter's Five Forces is a model that identifies and analyzes five competitive forces that shape every industry and helps determine an industry's weaknesses and strengths. The following are Porter's five forces on FISHMO LLC as an organization.

5.1 The Threat of New Entry

The threat of new entrants in the clothing and apparel industry is moderate. While the barriers to entry are relatively low, allowing new businesses to enter the market easily, establishing a unique brand identity and gaining customer loyalty can be challenging. We differentiate our brand through our focus on addiction awareness and self-love, which gives us a competitive edge.

However, new brands can quickly emerge with similar missions or unique styles, increasing competition. Additionally, the growing trend of online shopping makes it easier for new entrants to reach customers without significant overhead costs.

5.2 Competitive Rivalry

The level of rivalry within the clothing and apparel industry is high. Many established brands and new entrants compete for market share, often focusing on similar demographics. To stand out, we need to leverage our unique brand identity and mission to differentiate our brand from competitors.

Effective marketing strategies, community engagement, and innovative designs will be crucial in attracting and retaining customers in a saturated market. Building a community around the brand and promoting our social impact can help mitigate the intensity of competition and foster customer loyalty.

5.3 Buyer Power

The bargaining power of buyers is high in the clothing industry due to the wide variety of options available to consumers. Customers can easily switch brands if they find better pricing, quality, or design elsewhere.

We must focus on building strong brand loyalty and engaging with our customers through compelling messaging and community involvement. Offering personalized products, maintaining high-quality standards, and delivering excellent customer service will be essential in reducing buyer power and encouraging repeat purchases.

5.4 Suppliers Power

The bargaining power of suppliers is relatively low in the clothing industry, particularly for FISHMO LLC. Numerous suppliers provide fabrics and materials, allowing us to source from multiple vendors and reduce dependency on any single supplier. However, we will establish strong relationships with suppliers to ensure quality and reliability, especially if we aim to use unique or sustainable materials that may not be as widely available. As the brand grows, we may have more leverage to negotiate better terms with suppliers.

5.5 Threat of Substitution

The threat of substitute products is moderate. While there are numerous clothing brands available, our focus on mental health and self-love may provide a niche that differentiates us from competitors. However, consumers have various alternatives, including fast fashion brands, thrift stores, and second-hand apparel, which may be perceived as more affordable options. To mitigate this threat, we will emphasize the quality, uniqueness, and social impact of our products, making the case that purchasing from the brand supports a meaningful cause.

6 SWOT Analysis

FISHMO LLC conducted a thorough SWOT analysis in the competitive environment to build the organization's strengths, maximize opportunities, reverse weaknesses, and overcome threats by acquiring vital information to develop strategic planning for a thriving and sustainable business.

6.1 Strength

- Expertise
- Experience
- Integrity
- Innovation
- The strong and dynamic management team
- High-quality service
- Ability to form partnerships with other organizations
- Multi-cultural outlook

6.2 Weaknesses

- Limited funds for the organization's operation
- Low brand recognition
- Low human resources

6.3 Opportunities

- Expanding Sector
- The growing urban and working population
- E-commerce platforms
- Increasing disposable income across the US population

6.4Threats

- Government policies
- Economic downturn: This may shrink the donating behavior of the target market and as a result lead to low results from fundraising activities
- The outbreak of a pandemic like the COVID-19
- Legal and regulatory issues

6.4.1   Weaknesses and Threats Mitigations

- Seek investment funding to cover necessary start-up requirements.
- Adoption of a value-oriented revenue model
- Increased focus on using data to make executive decisions
- Expanding to other strategic locations and emerging markets

7 Strategy and Implementation Summary

7.1 Marketing Objectives

- To increase brand awareness and improve brand equity in Belcamp, MD, and in major cities across the US.
- To increase customer base by targeting customers in multiple cities across the United States, and increasing capacity to ship our products to their locations.
- To create large followers based on social media for easy accessibility and faster promotion of brand and products
- Partnership with influencers to promote the company's products and brand.

7.2 Marketing Strategies and Implementation

OFFLINE	ONLINE
• **Partnership and network** • **Referral** • **Event Marketing** • **Direct marketing** • **Print Media**	• Website • Search Engine Optimization (SEO) • Social Media Marketing • Content Marketing • Email Marketing • Blogging • Banner Ads

ACTION: Partnership and Networks

TIMEFRAME: This should be done quarterly and continuously, respectively.

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Events** • **Speaking Engagements** • **Networking and collaboration**	• Setting Goals and Expectations for the Events • Organizing events and attending relevant events with the target market • Publicize events within the community • Engage attendees interactively	• Build and improve brand awareness • Lead generation • Improve customer engagement • Enhance Customer Loyalty with Real-Time Experiences • Improve long-lasting relationships with clients

	• Manage guest lists for lead generation	• Donation or pipeline acceleration

ACTION: Partnership and Networks and Direct Marketing

TIMEFRAME: This should be done continuously and subject to review at least once a year.

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Partnership and networks** • **Direct Marketing**	• Working with affiliates, partners, businesses, and corporate organizations will help us get established in the new market niche. • Harnessing personal networks to grow a business	• Generate leads • Build relationships with new partners • Test the impact of our projects • Increase sales • Increase a loyal customer base and a better overall reputation

ACTION: Internet and Online Presence

TIMEFRAME: This should be done within the first three (3) weeks of plan execution.

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Website** • **Social Media Accounts** • **Blog** • **Listings and Directories**	• Create a company website with fascinating features and contents • Integrate it with appealing designs and features • Revamping of the organization's brand on Social Media Accounts – Facebook, Instagram, Twitter, YouTube, and Pinterest. • Improve the Company's blog tab. • Listing to the company on online directories and listings.	• Brand campaign and publicity. • Business Visibility • Builds authority in the industry • Improves conversion rates • Generate inbound links • Rank for long-tail search queries • Increased followership • Available platforms for organization, promotions, and marketing.

ACTION: Content creation and Marketing.

TIMEFRAME: This should be done at least two (2) times a week

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Website** • **Social Media Accounts** • **Blog** • **Listings and Directories**	• Creative use of keywords • Regular update of contents. • Creative use of hashtags.	• Better ranking of the website • Better visibility through organic searches on search engines • Increased traffic on the website • Increased customer base • Improved brand awareness and recognition • Creates loyalty and trust, with both current customers and prospects • Build brand equity, authority, and credibility • Positions our business as an expert in the industry

ACTION: Email Marketing

TIMEFRAME: This should be done monthly depending on relevance.

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Across contact points.**	• Gathering database and emails of website visitors and customers. • Automatically follow up on an email campaign • Reach out to each client via email at the end of each day or project • Automated review requests	• Market recognition with the target audience. • Targeted and personalized content • Build brand credibility and better brand recognition • Stronger community relationships • Boost partnerships • Increased traffic to our website

ACTION: Google Ads; Social Media Ads; Online Reviews.

TIMEFRAME: This should be done each month

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS

• **Google Ads** • **Facebook Ads** • **Online reviews**	• Creating Ads • Pay for Ads • Post Ads on platforms • Place Ads where the target audience is likely to be	• Increased brand awareness • Increased followership. • Increased engagement. • Improved visibility of the brand. • Outrank competitors

ACTION: Print Materials; Signage

TIMEFRAME: This should be done continuously and subject to review at least once a year.

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Business cards** • **Brochures**	• Printing of materials with the company's name, logo, contact information, and business description. • Mailing printed materials to the target audience. • Distribution and placement of flyers at strategic points.	• Improved brand popularity. • Business visibility. • Increased sales volume. • Increased website traffic.

ACTION: Referrals

TIMEFRAME: This should be done continuously and subject to review at least, thrice a year

CHANNELS	WHAT IS INVOLVED	EXPECTED RESULTS
• **Online** • **Offline**	• donors and website visitors will be requested to make referrals	• Increased customer loyalty • Improved brand popularity • Increased sales volume

Marketing Strategy

- **Referral:** We will encourage our customers to share their testimony about our products with other people in their network. Aside from regular, online, and printed ads; word of mouth tends to be an effective way of acquiring more customers. Therefore we will structure a reward model system for customers who can bring more customers to us.

- **Efficient Customer Service** – We will ensure that we put our customers first, help them when they face any challenge in trying to get our products, provide quick responses to their questions, and give further consultations on how to use our products for maximum effect if they make inquiries.

- **Sponsor relevant community programs** - We will continually look for local community programs involving influencers and professionals in which we can participate, and give something back. By taking part in these events, we will get referrals and new customers.

- **Others:**

	Marketing Strategy	Tactic	Milestone
1	Hire a Marketing Agency to promote the brand through ads on Facebook, Instagram, Snapchat, and Tik & Tok. While keeping constant updates and communication through email and text.	Social media marketing	To gain a minimum 2.5X return on investment within 90 days.
2	Recruit social media influencers to promote the brand and influence their audiences to support and buy the products.	Social media marketing	To have full-time influencers to promote the brand consistently by the end of Q3. Have 5000+ Instagram followers by the end of Q3. Implement a monthly spending budget for influencers.
3	Have the brand featured in TV, movies, magazine publications, celebrities, etc.	Product Placement	To be on at least one show and one major magazine by the end of Q3.

Sales Plan

Upper Ship, offers a comprehensive suite of services including pick-and-pack, storage, and shipping. Based on typical industry standards and similar fulfillment services:

1. **Pick-and-Pack Fees**: These generally include a base fee of around $2.50 for the first item in an order, with additional items charged at approximately $0.50 each.

2. **Storage Costs**: Fees are typically calculated based on the volume of storage required, averaging $0.25-$1.00 per cubic foot per month depending on inventory size.

3. **Monthly Account Management**: This service can cost around $199 per month, covering system access, support, and inventory updates.

4. **Shipping**: Shipping rates depend on package dimensions, weight, and destination, leveraging carrier partnerships for cost-effectiveness

For sales through major retailers like Dick's Sporting Goods, logistics would involve bulk order processing, palletizing, and ensuring compliance with the retailer's specific requirements, such as labeling and shipping timelines.

As part of our sales plan, we will primarily focus on building a strong foundation through direct-to-consumer online sales, leveraging platforms such as our website and Amazon. Approaching major retailers like Dick's Sporting Goods will be considered in the medium to long term, once the business has achieved significant traction online and is operationally prepared to meet the volume and logistical requirements of retail partnerships.

This phased approach will allow us to scale strategically while maintaining quality and customer satisfaction.

Marketing and Communication Execution Recommendations

Apart from the fact that promotional activities will be carried out on our website, we will equally embrace other options like mouth-to-mouth advertisement, local advertisement strategies, reviews from customers, and others. FISHMO LLC embraces social media as an important tool of business engagement and encourages customers to use social media to reach out and connect and share our good news with friends, clients, and companies – both old and new. These include Facebook, Instagram, LinkedIn, Twitter, Blog, Flickr, YouTube, and others.

Our strategy is to grow the business by nurturing clients and differentiating our brand from our competitors, particularly through service and solid business ethics. All criteria from customer satisfaction, service provision, and price competitiveness are to be looked at thoroughly in the initial stages as areas for improvement. Strategies will be developed aimed at capturing all the customers in all our locations of interest. The research will be conducted regularly to ensure that our services fully meet customer expectations.

Operational Analysis

We believe that cash flow from operations will not meet our present and near-term cash needs, and thus we will require additional cash resources, including the sale of equity or debt securities, to meet our planned capital expenditures and working capital requirements for the next 12 months. We will require additional cash resources to achieve the milestones indicated above. If our financial resources and future current cash flows from operations are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities.

The sale of additional equity securities will result in a dilution of our stockholders. The incurrence of indebtedness will result in increased debt service obligations and could require us to agree to operate and financial covenants that could restrict our operations or modify our plans to grow the business. Financing may not be available in amounts or on terms acceptable to us, if at all.

Milestone

Milestones (i.e., obtain funding, secure location, launch the product, hire staff, etc.)	Month/Year(start date)	Month/Year (end-date)
Business Launch	2015	----
Market Entry	2015	-----

Adaptation	12/2024	5/2026
Scaling	10/2026	5/2027
Nationalization	01/2028	12/2030

Retail Partnership Timeline

Phase	Timeline	Objective	Key Activities	Metrics
Phase 1: Establish Online Sales Traction	Years 1–2	Build brand awareness and establish online sales channels.	Optimize website, expand presence on Amazon, and refine fulfillment processes.	Achieve target online sales revenue and customer retention rates.
Phase 2: Evaluate and Prepare for Retail Partnerships	Years 2–3	Lay the foundation for retail partnerships.	Assess fulfillment scalability, partner with smaller retailers, and test wholesale order systems.	Demonstrate ability to meet wholesale demand and maintain steady growth.
Phase 3: Launch Strategic Retail Partnerships	Year 4 and Beyond	Expand into major retail chains like Dick's Sporting Goods.	Negotiate terms with major retailers, scale production, and ensure efficient supply chain systems.	Retail sales account for a significant percentage of overall revenue.

8 Management Summary

FISHMO LLC is led by founder and visionary, Pete Sommerfeldt, whose personal journey and entrepreneurial spirit have shaped the brand's unique identity. Pete, a veteran of the United States Coast Guard, served from 1990 to 1997, where he honed values of trustworthiness, reliability, and teamwork. His experience in high-stakes environments equipped him with the situational awareness and attention to detail necessary to navigate complex challenges.

After his honorable discharge, Pete transitioned into the emerging e-commerce and technology sectors, contributing to the rapid growth of two startups: one in the automotive industry and another in GPS technology. These roles allowed him to develop his leadership skills, manage rapid scaling, and foster innovation, laying the groundwork for his entrepreneurial endeavors.

The inception of FISHMO stemmed from Pete's discovery of the acronym "FISHMO" and his realization of its universal relatability and power to inspire resilience. Despite facing significant personal challenges, including six years of incarceration during which he continued to promote the brand, Pete's dedication to building FISHMO never wavered.

His story of overcoming adversity is deeply woven into the fabric of the brand, resonating with customers and creating a strong emotional connection. Since his release in 2024, Pete has focused on assembling a dedicated team, revamping the brand, and preparing for its expansion into a global market.

Supporting Pete is a small but focused team that plays a critical role in the company's operations and growth. Chrissy Brink works closely with Pete as his assistant, contributing to business planning and investor relations. Her organizational skills and commitment ensure the company's strategic initiatives stay on track. Kevin Gallagher, based in Fairfax, Virginia, is tasked with outreach to retail stores, setting appointments, and initiating conversations about stocking FISHMO products. His efforts are complemented by Tom Myers, located in Severn, Maryland, who follows up with these retail leads, actively working to secure partnerships with small beach, surf, and skate stores to place FISHMO's inventory on their shelves.

The company also benefits from the guidance of Ryan Del Gallo, a Master Accredited Business Consultant and Senior Veteran Business Specialist, who advises FISHMO on obtaining investment and navigating the complexities of scaling a lifestyle brand. Ryan's expertise ensures that FISHMO's business strategy is robust and aligned with industry best practices.

This team combines a mix of operational expertise, creative vision, and strategic thinking to propel FISHMO toward its goal of becoming a global lifestyle brand. The management's shared commitment to the brand's core values and message of resilience, humor, and empowerment forms the foundation of FISHMO's success.

Exhibit H   Bad Actor Checks

North Capital Private Securities: Bad Actor Check



Name of covered person: Fishmo LLC

Date: February 20, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Fishmo LLC is likely: **QUALIFIED**	✓
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

North Capital Private Securities: Bad Actor Check



Name of covered person: Sharon E. Morrison

Date: February 20, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Sharon E. Morrison** is likely: **QUALIFIED**	✔
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✔
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✔
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✔
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✔

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

✔

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

✔

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

✔

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

✔

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: No derogatory other information was found.

✔

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.



North Capital Private Securities: Bad Actor Check

Name of covered person: Pete Sommerfeldt

Date: February 20, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Pete Sommerfeldt is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

✔

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

✔

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

✔

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

✔

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A criminal search on Pete Sommerfeldt uncovered the following:

- Five counts of malicious destroy property value less than $1,000 in October 2018. The case was disposed in December 2019.
- Felony offenses of 1st degree and 2nd degree murder in October 2018. The case has been closed, and the court disposition is Nolle Prosequi in December 2019.
- Two counts of first-degree assault felony, failure to stop after accident involving damage (vehicle property) and attempt by driver to elude police in official police vehicle in October 2018. The case was disposed in December 2019, and Mr. Sommerfeldt was found not criminally responsible.
- One count of theft for value less than $100 in April 2016. The court disposition is Nolle Prosequi, and the case was closed in November 2016.
- Possession of paraphernalia in July 2015. The case was disposed in August 2015.

A judgment and liens search on Mr. Sommerfeldt uncovered a Maryland state tax lien of $13,275 in March 2020. The state tax lien was released in February 2024.

Pete Sommerfeldt filed for Chapter 7 bankruptcy in January 2012. The bankruptcy case was discharged in May 2012 and closed in June 2012.

Exhibit I   Disclosures



To Whom It May Concern,

My name is Pete Sommerfeldt, and I am the founder of FISHMO. I am writing to disclose an event from my past that has deeply shaped me and the person I am today.

In 2018, during a period when I was living with untreated bipolar disorder, I made the life-altering mistake of discontinuing my prescribed medication. This decision, compounded by excessive caffeine consumption, sleep deprivation, and marijuana use, triggered a severe manic episode that led to an incident I deeply regret.

While driving on 295 South near BWI Airport, I encountered a slow-moving vehicle in the fast lane, which turned out to be an airport shuttle. In an irrational attempt to address the situation, I sideswiped the vehicle at slow speeds twice. There were four passengers in the shuttle, and while no one was harmed, I am incredibly grateful that the outcome was not worse. My actions were reckless, and I had no intent to harm anyone. The incident escalated when I was pursued by law enforcement, ultimately leading to my arrest.

I was convicted on two counts of first-degree assault. However, due to my mental illness, the court found me Not Criminally Responsible (NCR). I was incarcerated for six years between county jail and the state hospital at Clifton T. Perkins.

During this time, I committed myself to rebuilding my life. I adhered strictly to my medication regimen, made significant lifestyle changes, and have remained drug and alcohol-free ever since. I have also limited my caffeine intake and prioritized getting consistent, restorative sleep. These adjustments have allowed me to achieve long-term stability, and I am proud to say I have been psychiatrically sound for several years now.

Reflecting on this chapter of my life, I feel profound remorse for my actions. I wrote an apology letter to the passengers of the shuttle, which the judge allowed me to read in court. I've taken every step possible to ensure that such an incident will never happen again. I am fully committed to maintaining my health, my stability, and my integrity.

Today, I am in the best mental and physical shape of my life. Running FISHMO is both a privilege and a responsibility I take very seriously. My past experiences have equipped me with a deeper understanding of accountability, resilience, and personal growth—qualities that I believe are essential to leading a company successfully.

I am sharing this with you because I value transparency and believe in building trust with those who support FISHMO. I remain focused on the future, dedicated to the success of this venture, and grateful for the opportunity to demonstrate my capabilities.

Thank you for your understanding and for considering this disclosure as part of my journey.

Sincerely,
Pete Sommerfeldt